EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports First Quarter Earnings and 58% Order Improvement
Oak Brook, Illinois, April 27, 2017 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the first quarter ended March 31, 2017.

•	Total orders of $215 million, up $79 million, or 58%, compared to last year and up $49 million, or 30%, compared to the fourth quarter of 2016

•	Net sales of $178 million, up 3% compared to last year

•	GAAP earnings per share of $0.12 for the quarter

•	Adjusted earnings per share of $0.14 for the quarter

•	Operating cash flow up $20.4 million compared to last year
Consolidated net sales for the first quarter were $177.8 million, up $5.0 million, or 3% versus the same quarter a year ago. First quarter income from continuing operations was $7.2 million, equal to $0.12 per diluted share, compared to $10.4 million, equal to $0.17 per share, in the prior-year quarter.
The Company also reported adjusted net income from continuing operations for the first quarter of $8.5 million, equal to $0.14 per diluted share, compared to $11.7 million, or $0.19 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Q1 Earnings Exceed Expectations; Significant Improvement in Orders
“We were expecting a soft first quarter, but were pleased to report results that exceeded both revenue and earnings expectations,” commented Jennifer L. Sherman, President and Chief Executive Officer. “We were encouraged by the significant sequential and year-over-year increase in orders, particularly within our legacy businesses. We also saw a sequential increase in orders for the distribution of new product lines acquired in connection with the JJE transaction. We are starting to see signs of some momentum on the industrial side and are making good progress with our initiative to expand into the utility market, while our municipal markets continue to be steady overall.”
Consolidated orders were $214.6 million for the quarter, up $78.9 million, or 58% compared to the prior-year quarter. The Environmental Solutions Group reported orders of $166.6 million in the first quarter of 2017, more than double its orders in the prior-year quarter, largely driven by organic order growth in excess of $30 million, as well as the effects of the prior-year Joe Johnson Equipment (“JJE”) acquisition. In addition, the Company reported sequential order improvement in the first quarter of 2017, with total orders up $49.3 million, or 30%, compared to the fourth quarter of 2016. The improvement was primarily driven by a $46.3 million increase in orders within the Environmental Solutions Group, largely due to improved industrial demand for sewer cleaners and vacuum trucks, higher municipal orders for street sweepers and increased orders for the distribution of refuse trucks.
Consolidated backlog at March 31, 2017 was $174 million, up $39 million, or 28%, compared to last year, and up $37 million, or 27%, from the end of the fourth quarter of 2016.
In the Environmental Solutions Group, sales were up $12.4 million, or 11%, primarily due to $23.3 million of incremental net sales resulting from the JJE acquisition, which was completed in June 2016, partially offset by lower shipments of sewer cleaners and street sweepers in the U.S. Sales in the Safety and Security Systems Group decreased by $7.4 million, or 13%, largely due to lower sales of public safety products and outdoor warning systems.
Consolidated first quarter operating income was $11.3 million, down from $16.1 million in the prior-year quarter, when the Company benefited from entering the year with a backlog that contained higher margin orders for products from oil and gas markets. The lower operating income in the current-year quarter includes the impact of a $2.7 million increase in depreciation expense, largely resulting from depreciation of rental equipment acquired in the JJE transaction, the recognition of $0.5 million of purchase accounting expenses, changes in sales mix and negative operating leverage within the Environmental Solutions Group, partially offset by improved operating income in the Safety and Security Systems Group. Consolidated operating margin was 6.4%, compared to 9.3% last year.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the first quarter of 2017 was $18.9 million, down from $20.8 million in the prior-year quarter, and consolidated adjusted EBITDA margin was 10.6% compared to 12.0% last year.
Operating Cash Flow Improves; Continued Strength in Financial Position Supports Growth Initiatives and Cash Returns to Shareholders
Net cash of $13.7 million was provided by continuing operating activities in the first quarter of 2017, compared to a $6.7 million net cash usage in the prior-year quarter. Operating cash flow in the first quarter of 2017 benefited from a lower increase in working capital than in comparison to the same period of the prior year.
At March 31, 2017, consolidated debt was $65 million, total cash and cash equivalents were $57 million and the Company had $243 million of availability for borrowings under its credit facility.
“Our financial position continues to be very strong,” said Sherman. “It provides us with a platform to pursue future growth initiatives, including strategic acquisitions, while maintaining appropriate levels of investment in our sales and new product development efforts, and continuing to fund cash returns to shareholders.”
The Company also funded dividends of $4.2 million during the first quarter, and the Board of Directors recently declared a $0.07 per share dividend that will be payable in the second quarter.
Outlook
“When we issued our 2017 outlook in February, we indicated that our quarterly earnings in Q1 would be the softest of the year. We also noted the recent uptick in orders, including the increase in U.S. industrial orders since December of last year. These trends continued through the end of the first quarter,” Sherman noted. “While it is still early days, the first quarter order improvement gives us confidence in our full-year outlook. At this time, we are reaffirming our full-year 2017 adjusted EPS outlook of $0.70 to $0.78.”
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Thursday, April 27, 2017 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-800-316-8317 and entering the pin number 2539448. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Interim Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2017	2016
Net sales	$177.8	$172.8
Cost of sales	134.2	125.4
Gross profit	43.6	47.4
Selling, engineering, general and administrative expenses	31.5	29.6
Acquisition and integration-related expenses	0.5	0.5
Restructuring	0.3	1.2
Operating income	11.3	16.1
Interest expense	0.6	0.4
Debt settlement charges	—	0.3
Other income, net	(0.3)	(0.7)
Income before income taxes	11.0	16.1
Income tax expense	3.8	5.7
Income from continuing operations	7.2	10.4
Gain from discontinued operations and disposal, net of income tax expense of $0.1 and $4.4, respectively	0.1	3.2
Net income	$7.3	$13.6
Basic earnings per share:
Earnings from continuing operations	$0.12	$0.17
Earnings from discontinued operations and disposal, net of tax	—	0.05
Net earnings per share	$0.12	$0.22
Diluted earnings per share:
Earnings from continuing operations	$0.12	$0.17
Earnings from discontinued operations and disposal, net of tax	—	0.05
Net earnings per share	$0.12	$0.22
Weighted average common shares outstanding:
Basic	59.6	62.1
Diluted	60.3	63.0
Cash dividends declared per common share	$0.07	$0.07

Operating data:
Operating margin	6.4%	9.3%
Adjusted EBITDA	$18.9	$20.8
Adjusted EBITDA margin	10.6%	12.0%
Total orders	$214.6	$135.7
Backlog	174.0	135.5
Depreciation and amortization	5.7	3.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2017	December 31, 2016
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$56.8	$50.7
Accounts receivable, net of allowances for doubtful accounts of $0.7 and $0.8, respectively	81.8	81.3
Inventories	127.5	120.1
Prepaid expenses and other current assets	7.3	7.5
Total current assets	273.4	259.6
Properties and equipment, net of accumulated depreciation of $103.9 and $101.3, respectively	41.6	42.9
Rental equipment, net of accumulated depreciation of $12.4 and $9.7, respectively	81.0	80.8
Goodwill	237.0	236.5
Intangible assets, net of accumulated amortization of $0.6 and $0.5, respectively	10.3	10.2
Deferred tax assets	3.8	8.2
Deferred charges and other assets	3.8	3.9
Long-term assets of discontinued operations	1.1	1.1
Total assets	$652.0	$643.2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.4	$0.5
Accounts payable	41.2	35.3
Customer deposits	5.6	4.5
Accrued liabilities:
Compensation and withholding taxes	12.7	13.8
Other current liabilities	30.1	28.7
Current liabilities of discontinued operations	0.9	2.1
Total current liabilities	90.9	84.9
Long-term borrowings and capital lease obligations	64.1	63.5
Long-term pension and other postretirement benefit liabilities	59.7	61.1
Deferred gain	10.2	10.7
Other long-term liabilities	27.4	26.9
Long-term liabilities of discontinued operations	2.0	2.0
Total liabilities	254.3	249.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 65.7 and 65.4 shares issued, respectively	65.7	65.4
Capital in excess of par value	201.0	200.3
Retained earnings	304.9	301.8
Treasury stock, at cost, 5.9 and 5.8 shares, respectively	(83.3)	(81.4)
Accumulated other comprehensive loss	(90.6)	(92.0)
Total stockholders’ equity	397.7	394.1
Total liabilities and stockholders’ equity	$652.0	$643.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2017	2016
Operating activities:
Net income	$7.3	$13.6
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Gain from discontinued operations and disposal	(0.1)	(3.2)
Depreciation and amortization	5.7	3.0
Deferred financing costs	0.1	0.4
Deferred gain	(0.5)	(0.5)
Stock-based compensation expense	0.4	0.4
Pension expense, net of funding	(1.0)	(1.0)
Deferred income taxes	4.0	5.9
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations	(2.2)	(25.3)
Net cash provided by (used for) continuing operating activities	13.7	(6.7)
Net cash provided by discontinued operating activities	—	1.3
Net cash provided by (used for) operating activities	13.7	(5.4)
Investing activities:
Purchases of properties and equipment	(1.1)	(2.0)
Payments for acquisitions, net of cash acquired	—	(6.2)
Other, net	—	(0.5)
Net cash used for continuing investing activities	(1.1)	(8.7)
Net cash (used for) provided by discontinued investing activities	(1.1)	82.3
Net cash (used for) provided by investing activities	(2.2)	73.6
Financing activities:
Payments on long-term borrowings	—	(43.4)
Payments of debt financing fees	—	(1.1)
Purchases of treasury stock	—	(16.3)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(1.9)	(2.4)
Cash dividends paid to stockholders	(4.2)	(4.3)
Proceeds from stock-based compensation activity	0.6	—
Other, net	(0.1)	(0.2)
Net cash used for continuing financing activities	(5.6)	(67.7)
Net cash provided by discontinued financing activities	—	0.7
Net cash used for financing activities	(5.6)	(67.0)
Effects of foreign exchange rate changes on cash and cash equivalents	0.2	0.1
Increase in cash and cash equivalents	6.1	1.3
Cash and cash equivalents at beginning of year	50.7	76.0
Cash and cash equivalents at end of period	$56.8	$77.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three months ended March 31, 2017 and 2016:
Environmental Solutions Group

	Three Months Ended March 31,
($ in millions)	2017	2016	Change
Net sales	$127.8	$115.4	$12.4
Operating income	10.3	16.5	(6.2)
Adjusted EBITDA	15.5	18.3	(2.8)
Operating data:
Operating margin	8.1%	14.3%	(6.2)%
Adjusted EBITDA margin	12.1%	15.9%	(3.8)%
Total orders	$166.6	$83.2	$83.4
Backlog	155.4	101.4	54.0
Depreciation and amortization	4.6	1.8	2.8
Safety and Security Systems Group

	Three Months Ended March 31,
($ in millions)	2017	2016	Change
Net sales	$50.0	$57.4	$(7.4)
Operating income	6.4	4.9	1.5
Adjusted EBITDA	7.7	7.2	0.5
Operating data:
Operating margin	12.8%	8.5%	4.3%
Adjusted EBITDA margin	15.4%	12.5%	2.9%
Total orders	$48.0	$52.5	$(4.5)
Backlog	18.6	34.1	(15.5)
Depreciation and amortization	1.0	1.1	(0.1)
Corporate Expenses
Corporate operating expenses were $5.4 million and $5.3 million for the three months ended March 31, 2017 and 2016, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2017 and 2016 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three months ended March 31, 2017 and 2016 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable.

	Three Months Ended March 31,
(in millions)	2017	2016
Income from continuing operations	$7.2	$10.4
Add:
Income tax expense	3.8	5.7
Income before income taxes	11.0	16.1
Add:
Restructuring	0.3	1.2
Executive severance costs	0.7	—
Acquisition and integration-related expenses	0.5	0.5
Purchase accounting effects (a)	0.5	—
Debt settlement charges	—	0.3
Adjusted income before income taxes	13.0	18.1
Adjusted income tax expense (b)	(4.5)	(6.4)
Adjusted net income from continuing operations	$8.5	$11.7

	Three Months Ended March 31,
(dollars per diluted share)	2017	2016
EPS, as reported	$0.12	$0.17
Add:
Income tax expense	0.06	0.09
Income before income taxes	0.18	0.26
Add:
Restructuring	0.00	0.02
Executive severance costs	0.01	—
Acquisition and integration-related expenses	0.01	0.01
Purchase accounting effects (a)	0.01	—
Debt settlement charges	—	0.00
Adjusted income before income taxes	0.21	0.29
Adjusted income tax expense (b)	(0.07)	(0.10)
Adjusted EPS	$0.14	$0.19

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three months ended March 31, 2017, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.

(b)
Adjusted income tax expense for the three months ended March 31, 2017 and 2016 was recomputed after excluding the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable.

Total debt to consolidated adjusted EBITDA ratio:
The Company uses the ratio of total debt to consolidated adjusted EBITDA as one measure of its long-term financial stability. The ratio of debt to consolidated adjusted EBITDA is a non-GAAP measure that represents total debt divided by the trailing 12-month total of income from continuing operations, interest expense, debt settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against consolidated adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long-term financial performance and stability. Other companies may use different methods to calculate total debt to consolidated adjusted EBITDA. The following table summarizes the Company’s ratio of total debt to consolidated adjusted EBITDA and reconciles income from continuing operations to consolidated adjusted EBITDA as of and for the trailing 12-month periods ended March 31, 2017 and 2016:

	Trailing Twelve Months Ending March 31,
($ in millions)	2017	2016
Total debt	$64.5	$0.6

Income from continuing operations	36.2	61.8
Add:
Interest expense	2.1	2.1
Debt settlement charges	—	0.3
Acquisition and integration-related expenses	1.4	—
Restructuring	0.8	1.6
Executive severance costs	0.7	—
Purchase accounting effects	4.4	—
Other income, net	(0.9)	(0.9)
Income tax expense	15.5	31.5
Depreciation and amortization	21.4	12.3
Consolidated adjusted EBITDA	$81.6	$108.7

Total debt to consolidated adjusted EBITDA ratio	0.8	0.0

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of income from continuing operations, interest expense, debt settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of income from continuing operations, interest expense, debt settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.

Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles income from continuing operations to consolidated adjusted EBITDA for the three-month periods ended March 31, 2017 and 2016:

	Three Months Ending March 31,
($ in millions)	2017	2016
Income from continuing operations	$7.2	$10.4
Add:
Interest expense	0.6	0.4
Debt settlement charges	—	0.3
Acquisition and integration-related expenses	0.5	0.5
Restructuring	0.3	1.2
Executive severance costs	0.7	—
Purchase accounting effects	0.5	—
Other income, net	(0.3)	(0.7)
Income tax expense	3.8	5.7
Depreciation and amortization	5.6	3.0
Consolidated adjusted EBITDA	$18.9	$20.8

Net sales	$177.8	$172.8

Consolidated adjusted EBITDA margin	10.6%	12.0%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three-month periods ended March 31, 2017 and 2016:

	Three Months Ending March 31,
($ in millions)	2017	2016
Operating income	$10.3	$16.5
Add:
Acquisition and integration-related expenses	0.2	—
Purchase accounting effects	0.5	—
Depreciation and amortization	4.5	1.8
Adjusted EBITDA	$15.5	$18.3

Net sales	$127.8	$115.4

Adjusted EBITDA margin	12.1%	15.9%

Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three-month periods ended March 31, 2017 and 2016:

	Three Months Ending March 31,
($ in millions)	2017	2016
Operating income	$6.4	$4.9
Add:
Restructuring	0.3	1.2
Depreciation and amortization	1.0	1.1
Adjusted EBITDA	$7.7	$7.2

Net sales	$50.0	$57.4

Adjusted EBITDA margin	15.4%	12.5%